
Mail Stop 4628

January 6, 2017

James C. Stewart
Chairman and Chief Executive Officer
Keane Group, Inc.
2121 Sage Road
Houston, TX 77056

> **Re:** **Keane Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 14, 2016**
> **Responses Submitted December 27, 2016, January 4, 2017, and January 6, 2017**
> **File No. 333-215079**

Dear Mr. Stewart:

We have reviewed your responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 47

1.   Please revise to disclose here the specific amount of your offering proceeds that you will use to repay your Existing Term Loan Facility.

Principal and Selling Stockholders, page 123

2.   Revise to provide beneficial ownership information as of the most recent practicable date. We note that you have provided information as of September 30, 2016. Refer to Item 403 of Regulation S-K.

Closing Comments

You may contact Joseph Klinko, Staff Accountant at 202-551-3824 or, in his absence, Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Stuart Freedman, Esq.,
          Schulte Roth & Zabel LLP